May 19, 2026

Jamie Martin
Senior Vice President and Chief Financial Officer
Puget Energy, Inc.
355 110th Ave NE
Bellevue, WA 98004

        Re: Puget Energy, Inc.
            Registration Statement on Form S-4
            Filed May 14, 2026
            File No. 333-295883
Dear Jamie Martin:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Andrew Moore